    As filed with the Securities and Exchange Commission on November 18, 1996



                                         REGISTRATION STATEMENT NO. 333-15407
================================================================================
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------


                        PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            -------------------------

                         BAY APARTMENT COMMUNITIES, INC.
             (Exact name of Registrant as specified in its charter)


          Maryland                                    77-0404318
   (State of incorporation)             (I.R.S. Employer Identification Number)


                     4340 STEVENS CREEK BOULEVARD, SUITE 275
                           SAN JOSE, CALIFORNIA 95129
                                 (408) 983-1500

   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                         -------------------------------

                                GILBERT M. MEYER
                       CHAIRMAN OF THE BOARD AND PRESIDENT
                         BAY APARTMENT COMMUNITIES, INC.
                     4340 STEVENS CREEK BOULEVARD, SUITE 275
                           SAN JOSE, CALIFORNIA 95129
                                 (408) 983-1500

       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          ----------------------------

                                 WITH COPIES TO:
                              DAVID W. WATSON, ESQ.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         -----------------------------

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
 Title of Securities Being          Amount to be        Proposed Maximum Offering  Proposed Maximum Aggregate       Amount of
         Registered                  Registered             Price Per Unit(1)          Offering Price (1)       Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value       953,122 shares             $29.625                     $28,236,239              $8,557
====================================================================================================================================

(1)  Based upon the average of the high and low sales prices reported on the New York Stock Exchange on October 30, 1996, and
     estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================
--------------------------------------------------------------------------------

PROSPECTUS
----------
                                953,122 SHARES

                        BAY APARTMENT COMMUNITIES, INC.

                                 COMMON STOCK

                                 ------------

     This Prospectus relates to the offer and sale of (i) up to 298,577 shares (the "Redemption Shares") of common stock, $.01 par value (the "Common Stock"), of Bay Apartment Communities, Inc. (the "Company"), if and to the extent the Company elects to issue such shares to the holders of units of limited partnership interest (the "Units") in Bay Countrybrook L.P., a Delaware limited partnership (the "Partnership"), the general partner of which is Bay GP, Inc., a Maryland corporation (the "General Partner"), a wholly-owned subsidiary of the Company, and (ii) up to 654,545 shares of Common Stock, which were issued in connection with the corporate reorganization of the Company prior to its initial public offering (the "Original Shares"), which may be sold by the holders thereof (the holders of the Redemption Shares and the Original Shares are collectively referred to herein as the "Selling Stockholders"). Under the terms of the Agreement of Limited Partnership of the Partnership, holders of Units in the Partnership have the right to require the Partnership to redeem their Units for cash, subject to certain conditions. The Company may, however, elect to deliver an equivalent number of shares of Common Stock to the holders of Units in satisfaction of the Partnership's obligation to redeem the Units for cash.

     The Company is registering the Redemption Shares and the Original Shares (collectively, the "Shares") pursuant to the Company's obligations under certain registration rights agreements. The registration of the Shares does not necessarily mean that any of the Redemption Shares will be issued by the Company in satisfaction of the Unit holders' redemption rights or that any of the Shares will be offered or sold by the Selling Stockholders. The Company has been advised by each Selling Stockholder who is an executive officer of the Company that, notwithstanding the registration of the Original Shares pursuant to the Registration Statement of which this Prospectus is a part, such Selling Stockholder has no present intention to sell any of the Original Shares, but may determine to do so in the future. See "Plan of Distribution" and "Selling Stockholders."

     Each of the Selling Stockholders, directly or through agents, dealers or underwriters, may offer and sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. To the extent required by law, the names of any such agent, dealer or underwriter, any applicable commissions or discounts and any other required information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each Selling Stockholder reserves the right to accept and, together with such Selling Stockholder's agents, dealers or underwriters, to reject, in whole or in part, any proposed purchase of Shares to be made directly or through agents, dealers or underwriters. The Selling Stockholders and any agents, dealers or underwriters that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which case any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Selling Stockholders.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") under the symbol "BYA." On November 15, 1996, the last reported sales price for the Common Stock on the NYSE was $31 5/8 per share. The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders, but has agreed to bear certain expenses of the registration of such Shares under federal and state securities laws.

     SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.

                               -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               -------------------


               The date of this Prospectus is November 18, 1996.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a Registration Statement on Form S-3 under the Securities Act with respect to the Securities (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission's World-Wide Web Site, http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be reviewed at the Commission's World-Wide Web Site (http://www.sec.gov.) or obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the NYSE and the PSE, and such materials can be inspected and copied at the NYSE at 20 Broad Street, New York, New York 10005 and at the PSE at 301 Pine Street, San Francisco, California 94104.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:
(i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, (iii) the Company's Current Report on Form 8-K dated May 6, 1996, (iv) the Company's Current Report on Form 8-K, dated May 23, 1996, as amended by the Company's Current Report on Form 8-K/A, dated May 23, 1996, (v) the Company's Current Report on Form 8-K dated July 5, 1996, (vi) the Company's Current Report on
Form 8-K dated July 26, 1996, and (vii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated December 7, 1993.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written or oral requests for such copies should be directed to: Chief Financial Officer, Bay Apartment Communities, Inc., 4340 Stevens Creek Blvd., Suite 275, San Jose, California 95129, telephone (408) 983-1500.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" shall also refer to Bay G.P., Inc., a Maryland corporation. This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those projected in the forward-looking statements set forth in this Prospectus including the information incorporated herein by reference. Investors should carefully consider the discussion of risk factors commencing on page 5, in addition to the other information contained in this Prospectus, in connection with an investment in the Shares offered hereby.

                                   THE COMPANY

     The Company has engaged in apartment community acquisition, development, construction, reconstruction, marketing, leasing and management since 1978 and is one of the most experienced developers and operators of upscale apartment communities in the San Francisco Bay Area. As a self-administered and self-managed real estate investment trust ("REIT"), the Company owns and manages apartment communities (the "Communities") located in Northern California (principally in the San Francisco Bay Area) and in Orange County, California.

     The Company is a fully-integrated real estate organization with in-house development, construction, acquisition, reconstruction, financing, marketing, leasing and management expertise. This in-house expertise has allowed the Company to maintain its reputation for developing and constructing apartment communities on time and on budget. With its experience and in-house capabilities, the Company is well-positioned to continue to take advantage of the strong demand for upscale apartment homes and the development and acquisition opportunities presented by the current economic conditions in Northern California and Orange County. The Company has elected to qualify as a REIT for federal income tax purposes. The Company pays regular quarterly dividends to its shareholders.

     The Company was incorporated under the laws of the State of California in 1978 and reincorporated under the laws of the State of Maryland, pursuant to a reincorporation merger, in July, 1995. Its executive offices are located at 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129, and its telephone number is (408) 983-1500.

                                  RISK FACTORS

     An investment in the Shares involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" prior to any investment in the Company.

                            SECURITIES TO BE OFFERED

     This Prospectus relates to the offer and sale of (i) up to 298,577 Redemption Shares of the Company, if and to the extent the Company elects to issue such shares to the holders of Units in the Partnership, and (ii) up to 654,545 Original Shares, which may be sold by the Selling Stockholders. Under the terms of the Agreement of Limited Partnership of the Partnership, holders of Units in the Partnership have the right to require the Partnership to redeem their Units for cash, subject to certain conditions. The Company may, however, elect to deliver an equivalent number of shares of Common Stock to the holders of Units in satisfaction of the Partnership's obligation to redeem the Units for cash. The Company is registering the Shares pursuant to the Company's obligations under certain registration rights agreements.

--------------------------------------------------------------------------------

                                  RISK FACTORS

DEVELOPMENT AND ACQUISITION RISKS

     The Company intends to continue to pursue the development and construction of apartment home communities in accordance with the Company's development and underwriting policies. Risks associated with the Company's development and construction activities may include: the abandonment of development and acquisition opportunities explored by the Company; construction costs of a community may exceed original estimates due to increased materials, labor or other expenses, which could make completion of the community uneconomical; occupancy rates and rents at a newly completed community are dependent on a number of factors, including market and general economic conditions, and may not be sufficient to make the community profitable; financing may not be available on favorable terms for the development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could adversely affect the Company's ability to achieve its projected yields on communities under development or reconstruction and could prevent the Company from making expected distributions.

     Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired community up to standards established for the market position intended for that community will prove inaccurate, as well as general investment risks associated with any new real estate investment. Although the Company undertakes an evaluation of the physical condition of each new community before it is acquired, certain defects or necessary repairs may not be detected until after the community is acquired, which could significantly increase the Company's total acquisition costs.

REAL ESTATE INVESTMENT RISKS

     General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay distributions to its stockholders will be adversely affected.

     An apartment community's revenues and value may be adversely affected by a number of factors, including the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, military base closings and other factors); local real estate conditions (such as an oversupply of or a reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a community is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the community or the exercise of other remedies by the mortgagee. In addition, real estate values and income from communities are also affected by such factors as the cost of compliance with government regulation, including zoning and tax laws, interest rate levels and the availability of financing.

     Operating Risks. Each of the Communities is subject to all operating risks common to apartment communities in general, any and all of which might adversely affect unit occupancy or rental rates. Increases in unemployment and a decline in household formation in the San Francisco Bay Area or in Northern California or Orange County generally might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Rent control or rent stabilization laws or other laws regulating housing are applicable in certain of the cities where the Company owns Communities and may be enacted in the future in other jurisdictions in which one or more Communities are located or in which additional apartment communities may be acquired or developed; if enacted, compliance with these laws may increase the Company's operating costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to achieve its projected yields on the Communities and to make distributions to stockholders could be adversely affected.

     Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Stock.

     Competition. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other rental apartments and single-family homes that are available for rent in the markets in which the Communities are located. The Communities also compete for residents with the new and existing home market. The number of competitive residential properties in a particular area could have a material effect on the Company's ability to lease apartment homes and on the rents charged. In addition, competitors for acquisitions and development projects may have greater resources than the Company.

     Affordable Housing Laws or Restrictions. A number of the Communities are, and additional apartment communities acquired or developed by the Company likely will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents satisfying certain income requirements. These laws and restrictions, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available in some instances to persons satisfying such requirements, could adversely affect the Company's profitability and its development and acquisition projects in the future.

DEPENDENCE ON NORTHERN CALIFORNIA

     Although the Company may expand further outside of Northern California and intends to make selective acquisitions in Southern California from time to time in addition to its recently acquired Communities located in the southern portion of Orange County, currently most of the Communities are located in the San Francisco Bay Area where the Company has most of its acquisition, development, construction and marketing expertise. The Company's performance, therefore, is dependent upon economic conditions in these markets. A decline in the economy in these markets may adversely affect the ability of the Company to make expected distributions to stockholders. The Northern California economy has suffered from a recession which began in 1990. National trends, such as a decline in demand for discretionary consumer goods and leisure travel as well as heightened competition in high technology industries, have had an adverse impact upon Northern California. Further reductions in the level of government spending in the defense industry may have an impact upon employment and demand for residential real estate in the Company's markets.

NEW SOUTHERN CALIFORNIA MARKETS

     The Company recently acquired certain Communities located in the southern portion of Orange County in Southern California. The Company also intends to make other selective acquisitions in Southern California from time to time. The Company's historical experience is in Northern California, primarily in the San Francisco Bay Area, and it is possible that the Company's expertise in those markets may not assist it in Southern California. In such event, the Company may be exposed to, among others, risks associated with (i) a lack of market knowledge and understanding of the local economy, (ii) an inability to access land and property acquisition opportunities, (iii) an inability to obtain construction tradespeople, (iv) sudden adverse shifts in supply and demand factors and (v) an unfamiliarity with local governmental procedures.

NATURAL DISASTERS

     Many of the Communities are located in the general vicinity of active earthquake faults. In July, 1996, the Company obtained a seismic risk analysis from an engineering firm which estimated the probable maximum loss ("PML") for each of the 27 Communities owned at that time individually and for all of such Communities combined. To establish a PML, the engineers first define a severe earthquake event for the applicable geographic area, which is an earthquake that has only a 10% likelihood of occurring over a 50-year period. The PML is determined as the structural and architectural damage and business interruption loss that has a 10% probability of being exceeded in the event of such an earthquake. Because the Communities are concentrated in the San Francisco Bay Area, the engineers' analysis defined an earthquake on the San Andreas Fault with a Richter Scale magnitude of 8.0 as a severe earthquake with a 10% probability of occurring within a 50-year period, and established an aggregate PML of $45.9 million for the 27 Communities, which is a PML level that is expected to be exceeded only 10% of the time in the event of such a severe earthquake. This aggregate PML could be higher as a result of variations in soil classifications and structural vulnerabilities. One Community's individual PML was 30%, while four Communities had PMLs of 25%, and the remaining 22 Communities each had PMLs of 20% or less. However, no assurance can be given that an earthquake would not cause damage or losses greater than the PML assessments indicate, or that future acquisitions or developments will not have PML assessments indicating the possibility of greater damage or losses.

     The Company has recently obtained earthquake insurance, both for physical damage and lost revenues, with respect to the Communities. For any single occurrence, the Company self-insures the first $20 million of loss, and has in place $25 million of coverage above this amount, with a 20% deductible. In addition, the Company's general liability and property casualty insurance provides coverage for personal liability and fire damage. In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital invested in the affected Community, as well as anticipated future revenues from such Community, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the Community. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

REAL ESTATE FINANCING RISKS

     Risks Relating to the Credit Enhancement. The Company is obligated for certain mortgage indebtedness funded by tax-exempt bonds (the "Bonds") in the aggregate principal amount of approximately $225 million on 12 Communities (Waterford Apartments, Villa Mariposa, Fairway Glen Apartments, Foxchase Apartments, Barrington Hills, Crossbrook, Rivershore, Canyon Creek, Sea Ridge, City Heights, Countrybrook and Villa Marguerite). Principal and interest payments due to holders of the Bonds (the "Bondholders") are secured by a first deed of trust on the Community associated with the respective Bond issue.

     Scheduled principal and interest payments due on the Bonds financing Foxchase, Fairway Glen, Waterford and Villa Mariposa are guaranteed by an insurance policy (the "FGIC Credit Enhancement") issued by the Financial Guaranty Insurance Company ("FGIC"). The FGIC Credit Enhancement will terminate on March 17, 2004 and, if the FGIC Credit Enhancement is not renewed or replaced, the 1994 Bond documents may require balloon payments in 2004 aggregating approximately $87.4 million, less any unscheduled principal amortization. Scheduled interest and principal payments due on the Bonds financing Barrington Hills,

Crossbrook, Rivershore, Canyon Creek and Sea Ridge are supported by a 30-year credit enhancement (the "FNMA Credit Enhancement" and, together with the FGIC Credit Enhancement, the "Credit Enhancements") provided by the Federal National Mortgage Association.

     Each of the Credit Enhancements contains certain provisions under which a default of certain payment obligations or covenants would entitle FGIC or FNMA, as the case may be, to declare a default under its respective Credit Enhancement documents and exercise its remedies (including foreclosure) under mortgages that encumber nine of the Bond-financed Communities and eight additional Communities, with a consequent loss of income and asset value to the Company. In addition, gross rents collected from the residents of these 17 Communities have been and will continue to be deposited in cash collateral accounts established with financial institutions acceptable to FGIC or FNMA, as applicable. The Company does not have access to these funds until all required monthly debt service payments due on the Bonds and certain other payments are made. A default under either of the Credit Enhancements or the Bond documents may adversely affect the ability of the Company to make distributions to stockholders, including distributions required to maintain its REIT status.

     Bond Compliance Requirements. The Bond-financed Communities are subject to deed restrictions or restrictive covenants relating to tax-exempt bond financing. In addition, the Code and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for federal income tax purposes of interest on qualified bond obligations, including requirements that at least 20% of apartment homes be made available to residents with gross incomes that do not exceed 80% of the median income (50% in the case of the Canyon Creek and Sea Ridge Communities) in the area, measured annually. Some of the Communities financed with Bonds are also subject to a requirement that the rental rates for the 20% of the apartment homes that are subject to the foregoing requirement may not exceed 30% of one-half of the applicable median income. In addition to federal requirements, certain state and local authorities may impose rental restrictions. The Bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the Bond-financed Communities if the Company is required to lower its rental rates materially to attract residents who satisfy the median income test. If the required number of apartment homes are not reserved for residents satisfying these income requirements, the tax-exempt status of the Bonds may be terminated, the obligations of the Company under the Bond documents may be accelerated and other contractual remedies against the Company may be available.

     Risk of Rising Interest Rates. The Company had variable rate indebtedness aggregating approximately $61.3 million outstanding as of September 30, 1996 consisting of $28.5 million of tax-exempt financing and $32.8 million of borrowings under the Company's $200 million unsecured line of credit (the "Unsecured Credit Facility"). Additional indebtedness that the Company may incur under the Unsecured Credit Facility will also bear interest at a variable rate. To the extent the Company uses variable rate debt for future financings, and with respect to the portion of the Company's outstanding indebtedness that will bear interest at a variable rate, increases in these interest rates could adversely affect the Company's ability to make distributions to stockholders. Consideration will be given to acquiring interest rate hedging or protection agreements, if appropriate and cost effective, with respect to future variable rate indebtedness to reduce exposure to interest rate increases on such debt.

POTENTIAL ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, a current or previous owner or operator of real estate may be required (typically regardless of knowledge or responsibility) to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and remediation costs incurred by such parties in connection with the contamination, which costs may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may adversely affect the owner's ability to borrow against, sell or rent such property.

     Certain federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMS. In connection with its ownership and operation of the Communities, the Company potentially may be liable for such costs. The Company is not aware that any ACMs were used in connection with (i) the construction of the Communities developed by the Company, all of which were constructed after 1983, or (ii) the construction of any of the Communities acquired by the Company other than Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek, Channing Heights and Martinique Gardens. The Company does not anticipate that it will incur any material liabilities in connection with the presence of ACMs at the Communities. The Company currently has in place or intends to implement an operations and maintenance program for ACMs at the Regatta Bay, Sea Ridge, Village Square, Sunset Towers, Mill Creek, Channing Heights and Martinique Gardens Communities.

     All of the Communities have been subjected to a Phase I or similar environmental assessments (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing). These assessments have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. However, one Community and one apartment community currently under development are subject to soil and groundwater remediation of contamination from adjacent landowners. In the case of one of the current development communities, the Lawrence Expressway Site, National Semiconductor Corporation is causing remediation to occur and has provided an indemnity which the Company may rely upon for certain environmental liabilities. Additionally, another apartment community currently under development, The Alameda Site, may require underground storage tank removal and other environmental cleanup. Nevertheless, it is possible that the assessments do not reveal all environmental liabilities or there are material environmental liabilities of which the Company is unaware. No assurances can be given that (i) future laws, ordinances or regulations will not impose material environmental liability, or
(ii) the current environmental condition of the Communities or the apartment communities currently under development will not be affected by the condition of land or operations in the vicinity of such communities (such as the presence of underground storage tanks), or by third parties unrelated to the Company.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     The Company intends to operate in a manner that will enable it to qualify as a REIT under the Code. Although management of the Company believes that the Company is organized and operates in such a manner, no assurance can be given that the Company qualifies or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect the Company's ability to qualify as a REIT. If the Company fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to stockholders.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

     The description of the Company's Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, as amended and in effect on the date hereof.

GENERAL

     Under the Articles of Incorporation, the Company has authority to issue 40 million shares of Common Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the Company's debts or obligations. As of November 15, 1996, the Company had outstanding 18,998,613 shares of Common Stock. The Common Stock is listed on the NYSE and the PSE under the symbol "BYA."

TERMS

     Subject to the preferential rights of any other shares or series of stock and to the provisions of the Company's Articles of Incorporation regarding Excess Stock, holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

     Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Pursuant to Maryland law, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage is set forth in the Company's Articles of Incorporation. The Company's Articles of Incorporation do not provide for a lesser percentage in such situations.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company of New York, New York.


                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To ensure that the Company remains a qualified REIT, the Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than nine percent (9%) (the "Ownership Limit") of the Company's capital stock. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and, except upon liquidation, it will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of the Company. The original transferee-stockholder may, at any time the Excess Stock is held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any individual whose ownership of the capital stock exchanged into such Excess Stock would be permitted under the Ownership Limit, at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged in Excess Stock. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be exchanged for capital stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

     In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder for the lesser of the price paid for the capital stock by the original transferee-stockholder or the market price (as determined in the manner set forth in the Articles of Incorporation) of the capital stock on the date the Company exercises its option to purchase. The 90-day period begins on the date on which the Company receives written notice of the transfer or other event resulting in the exchange of capital stock for Excess Stock.

     Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     This ownership limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.


                               REGISTRATION RIGHTS

     The registration of the Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge certain of the Company's obligations under the terms of (i) a Registration Rights Agreement dated as of July 12, 1996, which the Company entered into in connection with the Partnership's acquisition of a multifamily apartment home community from Countrybrook of Berryessa Associates, a California limited partnership, and (ii) a Registration Rights Agreement dated as of March 16, 1994, which the Company entered into in connection with the corporate reorganization of the Company prior to its initial public offering (collectively, the "Registration Rights Agreements").

     Pursuant to the Registration Rights Agreements, the Company has agreed to pay all expenses of registering the Shares (other than brokerage and underwriting commissions, taxes of any kind and any legal, accounting and other expenses incurred by a holder thereunder). The Company also has agreed under the Registration Rights Agreements to indemnify each Selling Stockholder and its officers, directors and other affiliated persons and any person who controls any Selling Stockholder against losses, claims, damages and expenses arising under the securities laws in connection with the Registration Statement or this Prospectus, subject to certain limitations. In addition, each Selling Stockholder under the Registration Rights Agreements severally agreed to indemnify the Company and its respective directors, officers and any person who controls the Company against all losses, claims, damages and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to information furnished to the Company by such Selling Stockholder for use in the Registration Statement or Prospectus or an amendment or supplement thereto or the failure by such Selling Stockholder (through no fault of the Company) to deliver or cause to be delivered this Prospectus or any amendment or supplement thereto to any purchaser of Shares covered by the Registration Statement from such Selling Stockholder.

                        FEDERAL INCOME TAX CONSIDERATIONS

     The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

     Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

     In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than a dividend or capital gain income, and will reduce the basis for the stockholder's capital stock with respect to the distribution paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of such capital stock.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.


                              SELLING STOCKHOLDERS

     As used herein, "Selling Stockholders" are those persons listed below who currently hold the Original Shares and those persons listed below who may, at the Company's option, receive Redemption Shares upon the exercise of their rights to require the redemption of their Units.

     The following table provides the names of and the number of shares of Common Stock and Units owned by each Selling Stockholder as of November 1, 1996. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders. Since the Company is not required to issue Redemption Shares upon the redemption of Units and the Selling Stockholders may sell all, some or none of the Original Shares, the Company can only estimate, by assuming that the Selling Stockholders sell all of the Shares, the number and percentage of shares of Common Stock that each Selling Stockholder will own upon completion of the offering to which this Prospectus relates.

        The Company has been advised by each Selling Stockholder who is an executive officer of the Company that, notwithstanding the registration of their Original Shares pursuant to the Registration Statement of which this Prospectus is a part, such Selling Stockholder has no present intention to sell any of the Original Shares, but may in the future determine to do so. Except for Messrs. Meyer, Baker and Newman, the amounts set forth below are based upon a review of a list of stockholders of the Company provided by the Company's transfer agent for the Common Stock. It is possible, however, that those Selling Stockholders beneficially own additional shares of the Company's Common Stock through a broker or other nominee. All of the amounts set forth below are accurate to the Company's knowledge.

                                Shares of          Original              Units Owned as of                Number of Shares
                              Common Stock          Shares         November 1, 1996 that may be        of Common Stock Owned
                              Owned as of         Offered by          Redeemed for Redemption            After Offering(3)
       Name                November 1, 1996(1)  This Prospectus   Shares at the Company's Option (2)   Number(1)   Percent(4)
       ----                -------------------  ---------------   ----------------------------------   ---------   ----------
Gilbert M. Meyer.............     943,113            637,013                          0                  306,100     1.6%
Geoffrey L. Baker............      44,784              8,784                          0                   36,000     *
Morton L. Newman.............      19,392              4,392                          0                   15,000     *
James E. Gunderson...........       4,356              4,356                          0                        0     0
Richard M. Bennett...........           0                  0                        762                        0     0
James C. & Ruth Ann Benson...           0                  0                        762                        0     0
Norman Berner................           0                  0                        762                        0     0
Henry A. Blyth...............           0                  0                      1,525                        0     0
Richard P. Boucher...........           0                  0                        762                        0     0
William A. Brennan...........           0                  0                      1,525                        0     0
Majid J. Buyuk, M.D..........           0                  0                      1,525                        0     0
Peter Chickering.............           0                  0                        762                        0     0
Logan Clarke III.............           0                  0                      1,525                        0     0

David & Linda Clements(5)....           0                  0                        762                        0     0

John F. Cogan, Jr............           0                  0                      1,525                        0     0
Robert G. Congdon............           0                  0                      1,525                        0     0
Paul Dobbins.................           0                  0                        762                        0     0
Kevin L. Dolan...............           0                  0                        762                        0     0
James B. Driscoll............           0                  0                      1,525                        0     0
Thomas R. Elmblad............           0                  0                        762                        0     0
Frank B. Falvey..............           0                  0                      1,525                        0     0
Charles D. Ferris............           0                  0                      1,525                        0     0
George O. Fontaine, Jr.......           0                  0                      2,287                        0     0
Marshall A. Freedman, M.D....           0                  0                      1,525                        0     0
Dwight L. Fullerton..........           0                  0                      1,525                        0     0
Frayda & Aaron Galvin........           0                  0                      1,525                        0     0
Joseph Giuffrida.............           0                  0                      1,525                        0     0
James J. Glynn...............           0                  0                      1,525                        0     0
Frederic H. Goldstein........           0                  0                        762                        0     0
Sidney S. Goldstein..........           0                  0                      1,525                        0     0
Michael J. Greata............           0                  0                      1,525                        0     0
Steven Grossman..............           0                  0                      1,525                        0     0
William J. Jacobs............           0                  0                      1,525                        0     0
Jacob S. Kamborian...........           0                  0                      1,525                        0     0
Robert F. Kibble.............           0                  0                        381                        0     0
Arthur H. Klein Trust........           0                  0                      1,525                        0     0
Leo M. Klein.................           0                  0                      1,525                        0     0
Nancy Slater Kupchan-Sonis...           0                  0                      1,525                        0     0
Norman W. Lavoie.............           0                  0                      1,525                        0     0
Leeventure Realty Trust......           0                  0                      1,525                        0     0
Marie K. Marr................           0                  0                      1,525                        0     0
Robert L. Marr...............           0                  0                      1,525                        0     0
Jess R. Marzak...............           0                  0                        381                        0     0
William J. McGrail, Jr.......           0                  0                      3,050                        0     0
John F. & Ellen C. Miller....           0                  0                      3,050                        0     0
Edward B. Murphy, Jr., M.D...           0                  0                      1,525                        0     0
Newbury Realty Company.......           0                  0                      1,525                        0     0
Peter A. Pizzarello, M.D.....           0                  0                        762                        0     0
Martin H. Reiss I Trust......           0                  0                        762                        0     0
Rhea E. Reiss I Trust........           0                  0                        762                        0     0
Reynolds Revocable Trust.....           0                  0                      1,525                        0     0
RFG Associates...............           0                  0                      1,525                        0     0
Norman H. Ruecker............           0                  0                        762                        0     0
Albert J. Sandler............           0                  0                      1,525                        0     0
Raymond B. Shlora............           0                  0                      1,525                        0     0
Carl S. Sloane...............           0                  0                      1,525                        0     0
Stanley J. Stutz, M.D........           0                  0                        762                        0     0
Roger A. Swanson.............           0                  0                        762                        0     0
J.F. White Contracting Company          0                  0                      6,099                        0     0
Thomas S. Zocco..............           0                  0                      1,525                        0     0


Donald H. Tishman............           0                  0                     74,736                        0       0
Dr. Thomas Shelton Powers....           0                  0                     74,736                        0       0
Donald H. Tishman and Dr.
  Powers, jointly, pending
  direction from both
  parties....................           0                  0                     69,815                        0       0
                                =========            =======                    =======                  =======     ===



TOTAL........................   1,011,645            654,545                    298,577                  357,100     1.9%
----------------

 *   Less than 1%

(1)  Includes options to purchase Common Stock that are exercisable within 60 days of November 1, 1996.

(2)  All Units listed in this column can be redeemed on a one-for-one basis for shares of the Company's Common Stock under certain conditions. Upon such redemption, all such Redemption Shares may be offered for sale hereby.

(3)  Assumes that all Original Shares and all Redemption Shares are sold by the Selling Stockholders.

(4)  Options to purchase Common Stock that are exercisable within 60 days of November 1, 1996 are deemed outstanding for computing the ownership of each Selling Stockholder as a percentage of the total number of shares outstanding, but are not deemed outstanding for computing the percentage of any other person or group. Percentage of ownership is based on
     18,995,326 shares of Common Stock outstanding on October 31, 1996.

(5)  These Selling Stockholders own the Units as joint tenants with rights of survivorship.

     The relationships of certain of the Selling Stockholders to the Company are as follows:

     NAME                     RELATIONSHIP
     ----                     ------------

Gilbert M. Meyer              Chairman of the Board of Directors, President and
                              Chief Executive Officer of the Company
Geoffrey L. Baker             Director and Chief Development and Acquisitions
                              Officer of the Company
Morton L. Newman              Vice President--Construction of the Company
James E. Gunderson            Former Vice President--Chief Financial Officer of
                              the Company

     With the exception of Messrs. Meyer, Baker, Newman and Gunderson, all of the Selling Stockholders are holders of Units of the Partnership. The General Partner of the Partnership is a wholly-owned subsidiary of the Company.


                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds of the sale, if any, of the Shares offered hereby.


                              PLAN OF DISTRIBUTION

     This Prospectus relates to the offer and sale from time to time of the Shares by the Selling Stockholders. The Company has registered the Shares for sale pursuant to its obligations under the Registration Rights Agreements, but registration of such Shares does not necessarily mean that all of the Redemption Shares will be issued by the Company or that any of the Shares will be offered or sold by the Selling Stockholders.

     The Shares offered hereby may be sold from time to time on the NYSE or the PSE on terms to be determined at the time of such sales. The Selling Stockholders may also make private sales directly or through a broker or brokers. Alternatively, the Selling Stockholders may from time to time offer Shares to or through underwriters, dealers or agents, who may receive consideration in the form of discounts and commissions; such compensation, which may be in excess of ordinary brokerage commissions, may be paid by the Selling Stockholders and/or the purchasers of the Shares offered hereby for whom such underwriters, dealers or agents may act. The Selling Stockholders and any dealers or agents that participate in the distribution of the Shares offered hereby may be deemed to be "underwriters" as defined in the Securities Act, and any profit on the sale of such Shares offered hereby by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the Selling Stockholders from sales of the Shares offered by the Selling Stockholders hereby will be the purchase price of such Shares less brokers' commissions.

     To the extent required, the specific Shares to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying Prospectus Supplement

     The Shares offered hereby may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock offered hereby may not simultaneously engage in market making activities with respect to the Common Stock for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-6 and 10b-7, which may limit the timing of purchases and sales by the Selling Stockholders.

     The Company will pay substantially all of the expenses incurred by the Selling Stockholders and the Company incident to the offering and sale of the Shares to the public, but excluding any underwriting discounts, fees, commissions or transfer taxes.

     The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

     Certain legal matters, including the legality of the Shares and certain tax matters, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.


                                     EXPERTS

     The financial statements and schedule thereto incorporated by reference in this Prospectus or elsewhere in the Registration Statement, to the extent and for the periods indicated in their report have been audited by

Coopers & Lybrand L.L.P., independent accountants, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

=====================================   =====================================
-------------------------------------   -------------------------------------

     No dealer, salesperson or
other individual has been
authorized to give any information
or make any representations not                     953,122 Shares
contained in this Prospectus. If
given or made, such information or
representations must not be relied
upon as having been authorized by
the Company or any other person.
This Prospectus does not constitute
an offer to sell, or a solicitation
of an offer to buy, any of the
Shares offered hereby to any person
or by anyone in any jurisdiction in
which it is unlawful to make such
offer or solicitation. Neither the
delivery of this Prospectus nor any
sale made hereunder shall, under
any circumstances, create any
implication that the information
contained herein is correct as of            Bay Apartment Communities, Inc.
any date subsequent to the date
hereof.

          ----------------


         TABLE OF CONTENTS


                                 PAGE
                                 ----
                                                      COMMON STOCK
Available Information ...........  2

Incorporation of Certain
  Documents by Reference ........  2
                                                      ------------
Prospectus Summary ..............  4
                                                       PROSPECTUS
Risk Factors ....................  5
                                                      ------------
Description of Securities to be
  Registered .................... 10

Restrictions on Transfers of
  Capital Stock ................. 11

Registration Rights ............. 12

Federal Income Tax
  Considerations ................ 12

Selling Stockholders ............ 13

Use of Proceeds ................. 15

Plan of Distribution ............ 15


Legal Matters ................... 16                NOVEMBER 18, 1996


Experts ......................... 16


-------------------------------------   -------------------------------------
=====================================   =====================================

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee and NASD fee are estimated):
     Registration fee                                               $ 8,557
     NYSE/PSE fees                                                    5,719
     Legal fees and expenses                                         10,000
     Blue Sky expenses                                                2,000
     Miscellaneous                                                      724
                                                                    -------
               TOTAL                                                $27,000
                                                                    =======

     All expenses in connection with the issuance and distribution of the securities being offered will be borne by the Company.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation and Bylaws, each as amended, provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Articles of Incorporation and Bylaws obligate the Company to indemnify its directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. The Company has entered into indemnification agreements with certain of its executive officers and members of the Board of Directors who are not officers of the Company, pursuant to which the Company has agreed to indemnify them against certain liabilities incurred in connection with their service as executive officers and/or directors. These provisions and contracts could reduce the legal remedies available to the Company and its stockholders against these individuals.

ITEM 16. EXHIBITS.

Exhibit No.   Description
-----------   -----------


    5.1 Opinion of Goodwin, Procter & Hoar LLP regarding the legality of the securities being registered.
    8.1      Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.
   23.1      Consent of Coopers & Lybrand L.L.P., Independent Accountants.
   23.2 Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1 hereto).
   24.1* Powers of Attorney (included in Part II of this registration statement).
   99.1* Agreement of Limited Partnership of Bay Countrybrook L.P. (Incorporated by reference to Exhibit 10.5 to Form 8-K/A of the Company dated May 23, 1996).
   99.2* Registration Rights Agreement dated July 12, 1996, by and among the Company, the General Partner and certain Holders, as defined therein.
   99.3* Registration Rights Agreement dated March 16, 1994, by and among the Company and certain Holders, as defined therein. (Incorporated by reference to Exhibit 10.2 to Form 10-Q of the Company dated May 13, 1994).


-------------------


* Previously filed.

ITEM 17. UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3)
               of the Securities Act;

                    (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the undersigned registrant pursuant to Section 13 or
          Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, Bay Apartment Communities, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California, on this 18th day of November, 1996.



                                             BAY APARTMENT COMMUNITIES, INC.



                                             By:  /s/ Gilbert M. Meyer
                                                ----------------------------
                                                 Gilbert M. Meyer
                                                 President



     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                      Capacity                        Date
      ---------                      --------                        ----


/s/ Gilbert M. Meyer      Chairman of the Board, President    November 18, 1996
-----------------------   and Chief Executive Officer
   GILBERT M. MEYER       (Principal Executive Officer)




          *               Chief Operating Officer             November 18, 1996
-----------------------   and Director
    MAX L. GARDNER




          *               Chief Development and               November 18, 1996
-----------------------   Acquisitions Officer and Director
   GEOFFREY L. BAKER




          *               Director                            November 18, 1996
-----------------------
    BRUCE A. CHOATE




          *               Director                            November 18, 1996
-----------------------
   BRENDA J. MIXSON




          *               Director                            November 18, 1996
-----------------------
   THOMAS H. NIELSEN




          *               Director                            November 18, 1996
-----------------------
  JOHN J. HEALY, JR.




          *               Chief Financial Officer             November 18, 1996
-----------------------   (Principal Financial and
  JEFFREY B. VAN HORN     Accounting Officer)





* By: /s/ Gilbert M. Meyer
      ----------------------
      Gilbert M. Meyer
      Attorney-in-Fact

                                  EXHIBIT INDEX


 Exhibit No.                       Description
 -----------                       -----------


    5.1 Opinion of Goodwin, Procter & Hoar LLP as to the legality of the Securities being registered.



    8.1 Opinion of Goodwin, Procter & Hoar LLP as to certain tax matters.



   23.1      Consent of Coopers & Lybrand L.L.P., Independent
             Accountants.



   23.2      Consent of Goodwin, Procter & Hoar LLP (included in
             Exhibit 5.1 hereto).



   24.1* Powers of Attorney (included in Part II of this registration statement).



   99.1* Agreement of Limited Partnership of Bay Countrybrook L.P. (Incorporated by reference to Exhibit 10.5 to Form 8-K/A of the Company dated May 23, 1996).



   99.2* Registration Rights Agreement dated July 12, 1996, by and among the Company, the General Partner and certain
             Holders, as defined therein.



   99.3* Registration Rights Agreement dated March 16, 1994, by and among the Company and certain Holders, as defined therein. (Incorporated by reference to Exhibit 10.2 to Form 10-Q of the Company dated May 13, 1994).


-----------------


* Previously filed.